United States
                       Securities And Exchange Commission
                             Washington, D.c. 20549

                                  Schedule 13D

                    Under The Securities Exchange Act Of 1934

                               Kenwin Shops, Inc.
                                (Name Of Issuer)

                                  Common Stock

                                    491782-10
                                 (Cusip Number)

                                 David I. Ferber
                        Ferber Greilsheimer Chan & Essner
                                530 Fifth Avenue
                            New York, New York 10036
                                 (212) 944-2200
                       (Name, Address And Telephone Number
                         Of Person Authorized To Receive
                           Notices And Communications)

                                December 31, 1996
             (Date Of Event Which Requires Filing Of This Statement)

1)       Name Of Reporting Person:  D&A Funding Corporation

2)       Check The Appropriate Box If A Member Of A Group

         (A)      XXXX
         (B)

3)

4)       Source Of Funds
         WC

5) Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)

6)       Citizenship Or Place Of Organization:                New York

7)       Sole Voting Power          517,956

8)       Shared Voting Power

9)       Sole Dispositive Power     433,978

10)      Shared Dispositive Power

11)      Aggregate Amount Beneficiall
         Owned By Each Reporting Person     517,956

12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

13)      Percent Of Class Represented By Amount In Row (11)
         57.1%

14)      Type Of Reporting Person
         Co

1)       Name Of Reporting Person:  DPW Enterprises, Inc.

2)       Check The Appropriate Box If A Member Of A Group

         (A)      XXXX
         (B)

3)

4)       Source Of Funds
         WC

5) Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)

6)       Citizenship Or Place Of Organization:                New York

7)       Sole Voting Power          3,500

8)       Shared Voting Power

9)       Sole Dispositive Power     3,500

10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially
         Owned By Each Reporting Person     3,500

12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

13)      Percent Of Class Represented By Amount In Row (11)
         .003%

14)      Type Of Reporting Person
         Co

1)       Name Of Reporting Person:  Donald Weiner

2)       Check The Appropriate Box If A Member Of A Group

         (A)      Xxxx
         (B)

3)

4)       Source Of Funds
         PF

5) Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)

6)       Citizenship Or Place Of Organization:                New York

7)       Sole Voting Power          2,000

8)       Shared Voting Power                521,456

9)       Sole Dispositive Power     2,000

10)      Shared Dispositive Power   437,458

11)      Aggregate Amount Beneficially
         Owned By Each Reporting Person     523,456

12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

13)      Percent Of Class Represented By Amount In Row (11)
         57.7%

14)      Type Of Reporting Person
         In

1)       Name Of Reporting Person:  Arthur Gins

2)       Check The Appropriate Box If A Member Of A Group

         (A)      Xxxx
         (B)

3)

4)       Source Of Funds
         Pf

5) Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)

6)       Citizenship Or Place Of Organization:                U.s.a.

7)       Sole Voting Power          1,500

8)       Shared Voting Power                517,956

9)       Sole Dispositive Power     1,500

10)      Shared Dispositive Power   433,978

11)      Aggregate Amount Beneficially
         Owned By Each Reporting Person     519,456

12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

13)      Percent Of Class Represented By Amount In Row (11)
         57.3%

14)      Type Of Reporting Person
         In

1)       Name Of Reporting Person:  Julius Herling

2)       Check The Appropriate Box If A Member Of A Group

         (A)      Xxxx
         (B)

3)

4)       Source Of Funds
         PF

5) Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)

6)       Citizenship Or Place Of Organization:                New York

7)       Sole Voting Power          2,000

8)       Shared Voting Power

9)       Sole Dispositive Power     2,000

10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially
         Owned By Each Reporting Person     2,000

12)      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

13)      Percent Of Class Represented By Amount In Row (11)
         .002%

14)      Type Of Reporting Person
         In

1. Item 3 Of The Schedule 13D, SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION Is Hereby Amended As Follows:

     On December 31, 1996 D&a Funding Acquired 350,000 Shares Of Common Stock For The Purchase Price Of $.01 Per Share, For An Aggregate Purchase Price Of $3,500, Paid From Working Capital.

2. Item 4 Of The Schedule 13D,  PURPOSE OF  TRANSACTION  Is Hereby  Amended As
Follows:

     Upon Consummation Of Its Purchase Of 350,000 Shares Of Common Stock On December 31, 1996, D&a Funding Acquired A Controlling Interest In The Issuer. D&a And Members Of The Group Own Beneficially 519,456 Shares Of Common Stock, Which Is Approximately 58.1% Of The Outstanding And Issued Common Stock.

3. Item 5 Of The Schedule 13D, INTEREST IN SECURITIES OF THE ISSUER Is Hereby Amended As Follows: (A) The Filing Persons Taken Together Are The Beneficial Owners Of 519,456 Shares Of Common Stock, Which Is Approximately 58.1% Of The Common Stock Outstanding.

     D&A Funding Beneficially Owns An Aggregate Of 517,956 Shares Of Common Stock, Which Is Approximately 57.1% Of The Common Stock Outstanding.

     DPW Enterprises Beneficially Owns An Aggregate Of 3,500 Shares Of Common Stock, Which Is Approximately .003% Of The Common Stock Outstanding.

     Mr. Weiner, In His Capacity As Director And President Of D&a Funding And Dpw Enterprises, May Be Deemed To Be The Beneficial Owner Of An Aggregate Of 521,456 Shares Of Common Stock Under Section 13(D) Of The Securities Exchange Act Of 1934 As Amended (The EXCHANGE ACT). The Total Aggregate Number Of Shares Of Common Stock Which Mr. Weiner Beneficially Owns Is 523,456, Which Is Approximately 57.7% Of The Common Stock Outstanding.

     Mr. Gins, In His Capacity As A Director And Secretary/treasurer Of D&a Funding, May Be Deemed To Be The Beneficial Owner Of An Aggregate Of 517,956 Shares Of Common Stock Under The Exchange Act. The Total Aggregate Number Of Shares Of Common Stock Which Mr. Gins Beneficially Owns Is 519,456, Which Is Approximately 57.3% Of The Common Stock Outstanding.

     Mr. Herling Beneficially Owns An Aggregate Of 2,000 Shares Of Common Stock, Which Is Approximately .002% Of The Common Stock Outstanding.

     (B) D&a Funding Has Sole Power To Vote 517,956 Shares Of Common Stock And Sole Power To Dispose Of 433,978 Shares Of Common Stock.

     Mr. Weiner May Be Deemed To Share Power To Vote 517,956 Shares Of Common Stock And To Dispose Of 433,978 Shares Of Common Stock With Mr. Gins, Under
Section 13(D) Of The Exchange Act.

     Mr. Gins May Be Deemed To Share Power To Vote 517,956 Shares Of Common Stock And To Dispose Of 433,978 Shares Of Common Stock With Mr. Weiner Under
Section 13(D) Of The Exchange Act.


Signature

     After Reasonable Inquiry And To The Best Of My Knowledge And Belief, I Certify That The Information Set Forth In This Statement Is True, Complete And Correct.

April 11, 1997
                                                         D&A Funding Corporation

                                                            By:/s/ Donald Weiner
                                                            --------------------
                                                                       President


                                                           DPW Enterprises, Inc.


                                                            By:/s/ Donald Weiner
                                                            --------------------
                                                                       President


                                                               /s/ Donald Weiner
                                                               -----------------
                                                                   Donald Weiner


                                                                 /s/ Arthur Gins
                                                                 ---------------
                                                                     Arthur Gins


                                                             /s/ Julius Herling
                                                             -------------------
                                                                  Julius Herling